Exhibit 99.1

Nova Publicly Files a Registration Statement With the SEC

Melbourne, Australia, July 7, 2025 — Nova Minerals Limited (“Nova” and the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3), a gold, antimony, and critical minerals exploration stage company focused on advancing the Estelle Project in Alaska, U.S.A., announces that it has filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (“SEC”) relating to a secondary public offering of its American Depositary Shares (“ADSs”), each of which will represent 60 of the Company’s ordinary shares of no par value each (“Ordinary Shares”), in the United States (the “Offering”).

All ADSs to be sold in the Offering will be offered by the Company. The number of ADSs to be offered is based on an assumed price of US$12.56 per ADS, which was the sale price of ADSs on the Nasdaq Capital Market on June 30, 2025. However, the final number of ADS and the public offering price for the Offering have not yet been determined. The Offering is subject to market conditions, and there can be no assurance as to whether, or when, the Offering may be completed or as to the actual size or terms of the Offering. The Offering will be conducted within the parameters of the authorities conferred upon the Company under ASX listing rules 7.1 and 7.1A.

The Company intends to use the net proceeds of Offering for resource and exploration field programs, including additional drilling and exploration, feasibility studies, and general working capital.

Upon completion of the Offering, the Company’s Ordinary Shares will continue to be listed on the ASX under the symbol “NVA,” quoted on the OTC Pink market under the symbol “NVAAF” and the Frankfurt Stock Exchange under the symbol “QM3” and the Company’s ADSs and public warrants will continue to be listed on the Nasdaq Capital Market under the symbols “NVA” and “NVAWW,” respectively.

ThinkEquity is acting as the sole book-running manager for the Offering. The Offering will be made only by means of a prospectus. Copies of the preliminary prospectus relating to and describing the terms of the Offering may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004. Electronic copies of the preliminary prospectus are also available on the SEC’s website at http://www.sec.gov.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy these securities be accepted, prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the U.S. Securities Act of 1933, as amended (“Securities Act”). This announcement is being issued in accordance with Rule 134 under the Securities Act.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labour costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, the availability of funding sources, the availability of collaborative relationships, permitting and such other assumptions and factors as set out herein. Apparent inconsistencies in the figures shown in the MRE are due to rounding.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development.

These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Nova Minerals Limited’s Annual Report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196